Exhibit 99.1

March 2026 Investor Deck TOYO Co., Ltd (NASDAQ: TOYO) 1

Forward - Looking Statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . These forward - looking statements include, but are not limited to, statements regarding the expected growth of TOYO Co . , Ltd (“TOYO”), the expected order delivery of TOYO, TOYO’s construction plan for manufacturing and TOYO’s strategies for building up an integrated value chain in the U . S . These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of TOYO’s management and are not predictions or guarantees of actual performance or future results . These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward - looking statements . Although TOYO believes that it has a reasonable basis for each forward - looking statement contained in this presentation, TOYO caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain . In addition, there are risks and uncertainties described in TOYO’s filings with the Securities and Exchange Commission (the “SEC”), including without limitation under the heading “Risk Factors” in the Company’s annual report on Form 20 - F filed with the SEC on May 12 , 2025 (the “Annual Report”) and in the prospectus included in the registration statement on Form F - 1 (File No . 333 - 283617 ) (the “Form F - 1 ”) . These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . TOYO cannot assure you that the forward - looking statements in this presentation will prove to be accurate . These forward - looking statements are subject to several risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties described in TOYO’s filings with the SEC, including without limitation under the heading “Risk Factors” in the Annual Report and the prospectus included in the Form F - 1 . There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . In light of the significant uncertainties in these forward - looking statements, nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . The forward - looking statements in this presentation represent the views of TOYO as of the date of this presentation . Subsequent events and developments may cause those views to change . However, while TOYO may update these forward - looking statements in the future, there is no current intention to do so except to the extent required by applicable law . You should, therefore, not rely on these forward - looking statements as representing the views of TOYO as of any date subsequent to the date of this presentation . Except as may be required by law, TOYO does not undertake any duty to update these forward - looking statements . Certain information contained in this presentation was obtained from various sources, including third parties, and has not been independently verified . No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness, correctness or reasonableness of the information or the sources presented or contained herein . This presentation shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction . Safe Harbor 2

Powering the world with green, clean energy through high - quality solar solutions at a competitive scale and cost. 3

TOYO Solar at a Glance—
A Non-FEOC* Solar Solutions Company

TOYO

The TOYO brand anchors our technical advancement in high-efficiency solar module cell innovation and production.

VSUN
Innovative & Smart

The VSUN brand acquired in September 2025 represents high global standards in premium, traceable solar module manufacturing.

2022
Founded in Vietnam

2024
Listed on Nasdaq as TOYO

6 GW
Solar cell manufacturing capacity

1 GW
Solar module capacity

3
Manufacturing bases

2 GW
Solar cell facility in Vietnam catered for Non-U.S market

4 GW
Solar cell facility in Ethiopia for U.S market

1 GW (additional 1 GW to be added by 2026)
USA
Module assembly facility in the Houston, Texas

*Non-FEOC: Refers to entities or operations that are *not classified as Foreign Entity of Concern (FEOC)* under applicable regulatory definitions (e.g., U.S. CHIPS Act).
^6GW includes 2 GW cell manufacturing capacity from Vietnam and 4 GW cell manufacturing capacity from Ethiopia

TOYO
4

Strategic Realignment Unlocking Growth

Acquisition of VSUN Brand to Extend Integrated Value Chain

VSUN
Innovative & Smart

VSUN Co, has a track record of exponential growth & significant U.S. market share

- One of the major solar module suppliers to US market
- Historically, revenues grew from $20 million to **$1.3** billion over seven years ($1.2B from U.S. market)
- Trusted by leading North American solar developers
- VSUN brand is well recognized in the market through the recent awards granted to VSUN Co as the following:

BNEF Tier 1 Solar Manufacturer | Bronze Award EcoVadis 2024 | Top Performer PVEL 2025

Strategic Benefits of the VSUN Brand Acquisition

Instant Brand & Market Access
Acquisition of VSUN brand delivers immediate entry to a well-established customer base, including top-tier U.S. utility-scale developers, and positions TOYO to meet surging “Made in USA” solar demand.

Accelerated U.S. Expansion
Strengthens TOYO’s U.S. market presence, complementing 6 GW solar cell capacity in Vietnam and Ethiopia with a domestic module assembly footprint.

Revenue & Market Share Growth
VSUN’s proven track record includes ~11.7 GW supplied to the U.S. utility-scale market since inception. The acquisition expands TOYO’s revenue potential and competitive position.

Synergies & Manufacturing Leadership
Combines VSUN’s market credibility with TOYO’s world-class, non-Chinese N-type solar cell manufacturing — one of the largest globally — to enhance efficiency, scale, and cost competitiveness in a shifting policy landscape.

TOYO
5

TOYO to Leverage Established VSUN Brand and Sales Channel VSUN Recognition from Reputable Financial Institutions Selected Major VSUN Customers 6

Preliminary unaudited FY 2025 results: Rapid Growth in Shipments and Profitability 7 0.315 1.743 5.0 4.5 4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0 2023 2024 2025E GWs 9.9 5.4 45 40 35 30 25 20 15 10 5 0 $ in million ~$38 • Net income in 2024 does not include a $35.1 million change in fair value of contingent consideration payable for 13 million earnout shares • Unaudited Net income in 2025 includes a one - time share based compensation of approximately $14 million ~4.5 Unaudited FY 2025 shipments : ~ 4 . 5 GW solar cell shipments , fueled by robust demand and new capacity from the Company's manufacturing facility in Ethiopia ; ~ 24 G MW solar module shipments from Houston facility since October 2025 production commencement Unaudited FY 2025 Revenues : ~ $427 million Unaudited FY 2025 Net Income: ~ $38 million Solar Cell Shipments Revenue Net Income 62.4 177 100 50 0 450 400 350 300 250 200 150 2023 2024 2025E 2023 2024* 2025E $ in million ~$427

Optimized Supply Chain for U.S. and Non - U.S. Market Access Cooperation agreement with OCI, a major Korean silicon material supplier to offer our customers trustworthy and verifiable photovoltaic products. Vietnam: 2 GW for non - U.S market Ethiopia: 4 GW for U.S market • Modules manufactured in the U.S Houston facility are sold under VSUN brand Supply agreement with silicon producer in North America, strategically located near key U.S. markets and fully compliant with U.S. domestic supply chain regulations Agreements with manufacturers to produce ingot and wafer 8

Strategy for Vertical Integration & Expansion November 2022 TOYO Solar founded October 2024 Announced planned Ethiopian cell facility July 2024 Closed Business Combination and began trading on Nasdaq November 2024 Announced planned Texas Acquisition September 2025 Acquired VSUN Brand April 2025 Commenced 1 st 2GW Ethiopian Solar Cell Facility production November 2023 Completed 2 GW phase of Vietnam factory Driving operational efficiencies by integrating the entire value chain, from raw material sourcing to solar cell production and final module assembly October 2025 Commercial Operations at Texas Manufacturing Plant 2022 2023 2024 2025 Beyond TBD Establish RCD center in the U.S. February 2024 Signed global OCI agreement September 2025 2 nd 2GW line production begins at Ethiopian Solar Cell Facility 2027 A total of 2.5 GW of module manufacturing capacity expected by 2027 January 2026 Signed supply agreement with one of the largest polysilicon supplier in the U.S 9

Ethiopia’s N - Type Cell Line 4 GW Annual Capacity TOYO’s state - of - the - art solar cell manufacturing facility in Ethiopia now fully allocated • 4.0 GW annual solar cell production facility strategically located in Hawassa, Ethiopia. • Ethiopia offers favorable investment policies, competitive power rates and ample hydropower supply. • Confirmed orders covered Ethiopia’s production capacity through 2026 Strategic Rationale • U . S Tariff Advantage : Subject to only a 10 - 15 % Section 122 tariff, with no anti - dumping (AD) or countervailing duties (CVD) . • Short - Term Supply Security : Capable of rapidly filling supply gaps during policy shifts, such as U . S . tariff adjustments or rising trade barriers . • Cost Optimization : Lower labor and land costs in non - U . S . regions further reduce overall manufacturing expenses . Hawassa, Ethiopia Location 336,063 Total facility size (sq ft) Approximately 1800 Expected job creation 4 GW Solar cell production capacity 10

US Manufacturing Footprint - Fully FEOC compliant TOYO acquired U.S. solar module manufacturing facility • 2.5 GW solar production facility in Texas • First 1 GW facility in commercial operations as of October 2025 • An additional 1 GW is expected to be added by 2026 , bringing the total capacity to 2 GW Strategic Rationale • De - risking U.S. Solar Developments : TOYO’s fully FEOC - compliant modules provide immediate regulatory certainty and mitigate supply chain risks for new project developments. • Accelerates “ Made in America ” module production to meet client demand • Market Proximity : Located near core North American markets, enabling shorter delivery cycles and lower cross - border logistics costs. • Policy Alignment : Complies with U.S. domestic industrial policies such as the OBBBA, qualifying for tax incentives and subsidy programs. - New module facility expected to qualify for tax incentives of 7 cents per watt under Section 45X through 2030 • Supply Chain Resilience : Reduces reliance on single overseas regions by building localized supply chain backups. Humble, TX Location 567,140 Total facility size (sq. ft.) 313,000 Phase 1 planned sq. ft. 2025 1.0 GW 2026E + 1 GW* Solar module production capacity *Additional 1 GW capacity is expected to be added by 2026, bringing the total capacity to 2 GW 11

TOYO’s Global Manufacturing Footprint 2 GW N - TYPE Cell Manufacturing in Vietnam Headquarters in Japan 1 GW Capacity Module Plant in Houston, Texas Additional 1 GW to be added to the current facility bringing it to a 2GW module facility by 2026 4.0 GW Capacity N - TYPE Solar Cell Manufacturing Facility in Ethiopia 12

Accomplished engineers, Dr. Aihua Wang, Ph.D., the Chief Technical Officer, and Dr. Jianhua Zhao, Ph.D., as Chief Technical Advisor, lead the research and development efforts at TOYO. Dedicated to the research and development of higher efficiency and quality solar cells. TLM SEM PL Award Winning Solar R&D 2023 Winners of the Queen Elizabeth Award for Engineering Professor Andrew Blakers; Dr. Jianhua Zhao, Ph.D.; Dr. Aihua Wang, Ph.D.,; Professor Martin Green 13

Chief Executive Officer & Chairman Mr. Takahiko Onozuka brings over 40 years of expertise in international finance and energy infrastructure. Having held senior leadership roles at JBIC and Sumitomo Corporation, he has directed major cross - border renewable and power projects across Asia, Europe, and Africa. With extensive experience in structured finance, risk management, and energy systems, he leverages a deep technical and financial background to position TOYO for disciplined global expansion and decarbonization leadership. Chief Financial Officer & Director Mr. Chung has over twenty years’ experience within the financial industry, encompassing roles in investment banking and equity sales. Serving as the vice president of asset finance for Nomura Securities from May 2007 to May 2016, Mr. Chung advised equity & debt financing for domestic and overseas clients on different type of structured transaction related to solar and wind power projects. Chief Technology Officer & Director Dr. Wang, Ph. D. has achieved over 30 years of solar innovation and is recognized as a top scientist and innovator in PV tech. She has served as the head of research and vice president at China Sunergy and as chief engineer at CEEG (Nanjing) PV - Tech Co. In Australia, she focused on PERL cells and associated technologies as a professional officer and scientist at the Photovoltaics Special Research Centre of the University of Accomplished Leadership Team Takahiko Onozuka Taewoo “Raymond” Chung Dr. Aihua Wang, Ph.D. South Wales. 14

Track record of rapid growth & profitability as one of the leading non - FEOC solar solutions provider Leveraging established relationships with U.S. utility - scale customers 1 2 4 Investment Highlights 3 Proven manufacturing excellence delivers world - class technology at a highly competitive cost Rapidly expanding manufacturing footprint to meet customer demand in a dynamic policy environment 15

Track Record of Scalable Manufacturing TOYO is dedicated to adhering to the highest standards of quality manufacturing, while ensuring its components are efficiently priced to remain competitive in all regions. World Class Globally Competitive Rapid Efficient Expansion Entrenched controls ensure top - tier quality and reliable metrics. Rapid expansion & continuous cost improvements in modules, cells, wafers. Competing with major global solar manufacturers. 16

17 Advanced Automation Standards Extensive use of robotics and Automated Guided Vehicles decreases labor content, allows faster expansion, reduces product defects, and mitigates risks from hiring and training laborers. Improves workplace safety Reduces utility costs Increases productivity Enhances consistency and reliability Reduces wage expenses Creates systems flexibility & adaptability 01 06 02 05 03 04 17

U.S. PV Installation Historical and Forecast by Segment: 2014 - 2036 Neutral Demand Outlook • Projected utility scale solar installations for 2026 is appx. 43.4 GW compared to 34.7 GW in 2025 • Growth of AI, data centers, electric vehicles, and manufacturing drives demands on the grid, partially offset by labor shortages and interconnected delays • High tariffs on Chinese suppliers creates an attractive domestic pricing environment • Domestic production of solar cells and wafers is minimal • Near term domestic cell production solar installations are projected to decline at ~7% from 2025 to 2027 and then increase by 3% between 2028 and 2030. • Chinese manufacturers may exit U.S. manufacturing, anticipating additional policy restrictions Capturing Opportunities in the U.S. Solar Market Demand Constrained Domestic Supply Source: Solar Market Insight Report 2025 Year in Revie w – SEIA EIA: Solar and Battery Drive Record US Grid Expansion in 2026 18 U.S. Solar Module Supply Chain Capacity 18

Our Strategy in a Dynamic Policy Environment Anti - dumping (AD) and countervailing duties (CVD) investigations disrupted imports from SE Asia in 2H 2024, as well as India, Indonesia and Laos as of Feb 2026 Inflation Reduction Act (IRA) currently offers attractive incentives for U.S. - based module production • Anticipate that IRA incentives will be viewed as energy security issue • Incumbent domestic manufacturers would struggle to survive absent subsidies • TOYO Houston strategy expected to receive $0.07 per watt tax incentives under Section 45X (through 2030) • Individual AD rate for Vietnam is approximately 79.92% and CVD is approximately 124.57% • Redirected Vietnam cell capacity to serve non - U.S. high - growth markets, notably India and Taiwan • Supplying US market from Ethiopian 4 GW solar cell plant & other non - AD/CVD affected production lines Balanced strategy for a range of policy outcomes Inflation Reduction Act Construct Incentive $12 / m 2 Wafer $0.04 / watt Cell $0.07 / watt Module 19

Committed to Environmental Stewardship TOYO is focused on further developing the clean energy industry, adhering to a responsible global supply chain strategy, and contributing to the sustainable development of human beings with more professional, efficient and cleaner products. Social Responsibility 100% Material Traceability 20

Summary Leveraging Established VSUN Brand & Sales Channel Substantial Market Opportunity Leading N - TYPE Technology Balanced Global Manufacturing Strategy Rapid Revenue Growth & Strong Margins 21